 Exhibit 99.2
Consolidated Statements of Comprehensive Income
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Revenues and Other Income

Gross revenues (note 3)	12 434	17 815	24 706	32 284

Less: royalties (note 3)	(715)	(1 680)	(1 073)	(2 812)

Other (loss) income (note 4)	(3)	69	339	83
	11 716	16 204	23 972	29 555
Expenses

Purchases of crude oil and products	4 377	5 684	8 446	10 036

Operating, selling and general	3 440	3 088	6 864	6 176

Transportation and distribution	441	391	832	761

Depreciation, depletion, amortization and impairment	1 577	998	3 093	2 469

Exploration	7	6	49	45

Gain on disposal of assets (note 10)	(632)	(10)	(946)	(12)

Financing expenses (note 6)	155	638	569	823
	9 365	10 795	18 907	20 298
Earnings before Income Taxes	2 351	5 409	5 065	9 257
Income Tax Expense (Recovery)

Current	549	1 452	1 287	2 428

Deferred	(77)	(39)	(153)	(116)
	472	1 413	1 134	2 312
Net Earnings	1 879	3 996	3 931	6 945
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	30	(14)	82	(70)

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(17)	506	25	898
Other Comprehensive Income	13	492	107	828
Total Comprehensive Income	1 892	4 488	4 038	7 773
Per Common Share (dollars) (note 7)

Net earnings – basic	1.44	2.84	2.98	4.89

Net earnings – diluted	1.43	2.83	2.98	4.88

Cash dividends	0.52	0.47	1.04	0.89
See accompanying notes to the condensed interim consolidated financial statements.
44   2023 Second Quarter   Suncor Energy Inc.

Consolidated Balance Sheets
(unaudited)
($ millions)	June 30 2023	December 31 2022
Assets

Current assets

Cash and cash equivalents	2 610	1 980

Accounts receivable	6 007	6 068

Inventories	5 008	5 058

Income taxes receivable	510	244

Assets held for sale	—	1 186
Total current assets	14 135	14 536

Property, plant and equipment, net	63 482	62 654

Exploration and evaluation	2 000	1 995

Other assets	1 712	1 766

Goodwill and other intangible assets	3 557	3 586

Deferred income taxes	95	81
Total assets	84 981	84 618
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	4 169	2 807

Current portion of long-term lease liabilities	350	317

Accounts payable and accrued liabilities	6 555	8 167

Current portion of provisions	909	564

Income taxes payable	19	484

Liabilities associated with assets held for sale	—	530
Total current liabilities	12 002	12 869

Long-term debt (note 6)	9 611	9 800

Long-term lease liabilities	2 874	2 695

Other long-term liabilities	1 384	1 642

Provisions	9 936	9 800

Deferred income taxes	8 355	8 445

Equity	40 819	39 367
Total liabilities and shareholders’ equity	84 981	84 618
See accompanying notes to the condensed interim consolidated financial statements.
2023 Second Quarter   Suncor Energy Inc.   45

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Operating Activities

Net Earnings	1 879	3 996	3 931	6 945

Adjustments for:

Depreciation, depletion, amortization and impairment	1 577	998	3 093	2 469

Deferred income tax recovery	(77)	(39)	(153)	(116)

Accretion (note 6)	134	76	267	154

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(244)	352	(241)	206

Change in fair value of financial instruments and trading inventory	46	(133)	76	(207)

Gain on disposal of assets (note 10)	(632)	(10)	(946)	(12)

Share-based compensation	19	134	(184)	190

Settlement of decommissioning and restoration liabilities	(72)	(80)	(205)	(171)

Other	25	51	19	(19)

Decrease (increase) in non-cash working capital	148	(1 110)	(1 815)	(2 132)
Cash flow provided by operating activities	2 803	4 235	3 842	7 307
Investing Activities

Capital and exploration expenditures	(1 613)	(1 295)	(2 699)	(2 306)

Capital expenditures on assets held for sale	(66)	(36)	(108)	(55)

Acquisitions (note 10)	—	—	(712)	—

Proceeds from disposal of assets (note 10)	1 092	16	1 829	18

Other investments and acquisitions (note 10)	(28)	38	(47)	24

Decrease in non-cash working capital	348	97	229	66
Cash flow used in investing activities	(267)	(1 180)	(1 508)	(2 253)
Financing Activities

Net increase in short-term debt	446	198	1 408	269

Repayment of long-term debt (note 6)	—	(1 306)	(5)	(1 539)

Lease liability payments	(82)	(83)	(164)	(167)

Issuance of common shares under share option plans	20	371	56	450

Repurchase of common shares (note 8)	(684)	(2 553)	(1 558)	(3 380)

Distributions relating to non-controlling interest	(4)	(2)	(8)	(4)

Dividends paid on common shares	(679)	(657)	(1 369)	(1 258)
Cash flow used in financing activities	(983)	(4 032)	(1 640)	(5 629)
Increase (Decrease) in Cash and Cash Equivalents	1 553	(977)	694	(575)

Effect of foreign exchange on cash and cash equivalents	(71)	48	(64)	40

Cash and cash equivalents at beginning of period	1 128	2 599	1 980	2 205
Cash and Cash Equivalents at End of Period	2 610	1 670	2 610	1 670
Supplementary Cash Flow Information

Interest paid	303	329	462	470

Income taxes paid	645	670	1 876	1 762
See accompanying notes to the condensed interim consolidated financial statements.
46   2023 Second Quarter   Suncor Energy Inc.

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	6 945	6 945	—

Foreign currency translation adjustment	—	—	(70)	—	(70)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $283	—	—	—	898	898	—
Total comprehensive (loss) income	—	—	(70)	7 843	7 773	—

Issued under share option plans	518	(68)	—	—	450	11 919

Common shares forfeited	—	—	—	—	—	(30)

Repurchase of common shares for cancellation (note 8)	(1 249)	—	—	(2 131)	(3 380)	(75 212)

Change in liability for share repurchase commitment	(131)	—	—	(314)	(445)	—

Share-based compensation	—	11	—	—	11	—

Dividends paid on common shares	—	—	—	(1 258)	(1 258)	—
At June 30, 2022	22 788	555	744	15 678	39 765	1 377 928
At December 31, 2022	22 257	571	974	15 565	39 367	1 337 471
Net earnings	—	—	—	3 931	3 931	—

Foreign currency translation adjustment	—	—	82	—	82	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $9	—	—	—	25	25	—
Total comprehensive income	—	—	82	3 956	4 038	—

Issued under share option plans	56	—	—	—	56	1 386

Repurchase of common shares for cancellation (note 8)	(615)	—	—	(943)	(1 558)	(36 740)

Change in liability for share repurchase commitment (note 8)	104	—	—	172	276	—

Share-based compensation	—	9	—	—	9	—

Dividends paid on common shares	—	—	—	(1 369)	(1 369)	—
At June 30, 2023	21 802	580	1 056	17 381	40 819	1 302 117
See accompanying notes to the condensed interim consolidated financial statements.
2023 Second Quarter   Suncor Energy Inc.   47

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North American Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2022.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2022.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
48   2023 Second Quarter   Suncor Energy Inc.

3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues	4 365	6 388	813	1 219	7 258	10 194	(2)	14	12 434	17 815

Intersegment revenues	1 813	2 374	—	—	14	45	(1 827)	(2 419)	—	—

Less: Royalties	(599)	(1 487)	(116)	(193)	—	—	—	—	(715)	(1 680)
Operating revenues, net of royalties	5 579	7 275	697	1 026	7 272	10 239	(1 829)	(2 405)	11 719	16 135

Other (loss) income	(5)	16	(22)	12	13	35	11	6	(3)	69
	5 574	7 291	675	1 038	7 285	10 274	(1 818)	(2 399)	11 716	16 204
Expenses

Purchases of crude oil and products	361	561	—	—	5 797	7 385	(1 781)	(2 262)	4 377	5 684

Operating, selling and general	2 299	2 169	143	131	604	592	394	196	3 440	3 088

Transportation and distribution	295	287	21	25	135	87	(10)	(8)	441	391

Depreciation, depletion, amortization and impairment	1 183	1 279	142	(505)	224	199	28	25	1 577	998

Exploration	4	2	3	4	—	—	—	—	7	6

Loss (gain) on disposal of assets	—	1	(607)	—	(7)	(11)	(18)	—	(632)	(10)

Financing expenses (income)	165	100	17	22	14	15	(41)	501	155	638
	4 307	4 399	(281)	(323)	6 767	8 267	(1 428)	(1 548)	9 365	10 795
Earnings (Loss) before Income Taxes	1 267	2 892	956	1 361	518	2 007	(390)	(851)	2 351	5 409

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	549	1 452

Deferred	—	—	—	—	—	—	—	—	(77)	(39)
	—	—	—	—	—	—	—	—	472	1 413
Net Earnings	—	—	—	—	—	—	—	—	1 879	3 996
Capital and Exploration Expenditures(1)	1 043	905	182	115	377	261	11	14	1 613	1 295

(1)
Excludes capital expenditures related to assets previously held for sale of  $66 million for the three months ended June 30, 2023 (2022 – $36 million).

2023 Second Quarter   Suncor Energy Inc.   49

Notes to the Consolidated Financial Statements
Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and Other Income

Gross revenues	8 749	12 010	1 547	2 234	14 414	18 017	(4)	23	24 706	32 284

Intersegment revenues	3 496	4 222	—	—	31	77	(3 527)	(4 299)	—	—

Less: Royalties	(871)	(2 472)	(202)	(340)	—	—	—	—	(1 073)	(2 812)
Operating revenues, net of royalties	11 374	13 760	1 345	1 894	14 445	18 094	(3 531)	(4 276)	23 633	29 472

Other income (loss)	110	23	10	80	169	(75)	50	55	339	83
	11 484	13 783	1 355	1 974	14 614	18 019	(3 481)	(4 221)	23 972	29 555
Expenses

Purchases of crude oil and products	769	1 014	—	—	11 151	12 867	(3 474)	(3 845)	8 446	10 036

Operating, selling and general	4 720	4 381	276	239	1 254	1 151	614	405	6 864	6 176

Transportation and distribution	565	580	42	48	244	150	(19)	(17)	832	761

Depreciation, depletion, amortization and impairment	2 321	2 384	269	(376)	444	411	59	50	3 093	2 469

Exploration	39	33	10	12	—	—	—	—	49	45

(Gain) loss on disposal of assets	—	(1)	(608)	—	(18)	(11)	(320)	—	(946)	(12)

Financing expenses	326	191	35	45	28	27	180	560	569	823
	8 740	8 582	24	(32)	13 103	14 595	(2 960)	(2 847)	18 907	20 298
Earnings (Loss) before Income Taxes	2 744	5 201	1 331	2 006	1 511	3 424	(521)	(1 374)	5 065	9 257

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	1 287	2 428

Deferred	—	—	—	—	—	—	—	—	(153)	(116)
	—	—	—	—	—	—	—	—	1 134	2 312
Net Earnings	—	—	—	—	—	—	—	—	3 931	6 945
Capital and Exploration Expenditures(1)	1 853	1 573	320	198	502	393	24	142	2 699	2 306

(1)
Excludes capital expenditures related to assets previously held for sale of  $108 million for the six months ended June 30, 2023 (2022 – $55 million).

50   2023 Second Quarter   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company’s revenues are from the following major commodities and geographical regions:
Three months ended June 30	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 732	—	4 732	6 541	—	6 541

Bitumen	1 446	—	1 446	2 221	—	2 221
	6 178	—	6 178	8 762	—	8 762
Exploration and Production

Crude oil and natural gas liquids	549	263	812	776	436	1 212

Natural gas	—	1	1	—	7	7
	549	264	813	776	443	1 219
Refining and Marketing

Gasoline	3 343	—	3 343	4 142	—	4 142

Distillate	3 223	—	3 223	5 128	—	5 128

Other	706	—	706	969	—	969
	7 272	—	7 272	10 239	—	10 239
Corporate and Eliminations
	(1 829)	—	(1 829)	(2 405)	—	(2 405)
Total Revenue from Contracts with Customers	12 170	264	12 434	17 372	443	17 815
Six months ended June 30	2023			2022
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	9 564	—	9 564	12 229	—	12 229

Bitumen	2 681	—	2 681	4 003	—	4 003
	12 245	—	12 245	16 232	—	16 232
Exploration and Production

Crude oil and natural gas liquids	1 007	534	1 541	1 339	879	2 218

Natural gas	—	6	6	—	16	16
	1 007	540	1 547	1 339	895	2 234
Refining and Marketing

Gasoline	6 161	—	6 161	7 175	—	7 175

Distillate	7 009	—	7 009	8 973	—	8 973

Other	1 275	—	1 275	1 946	—	1 946
	14 445	—	14 445	18 094	—	18 094
Corporate and Eliminations
	(3 531)	—	(3 531)	(4 276)	—	(4 276)
Total Revenue from Contracts with Customers	24 166	540	24 706	31 389	895	32 284
2023 Second Quarter   Suncor Energy Inc.   51

Notes to the Consolidated Financial Statements
4. Other Income (Loss)
Other income (loss) consists of the following:
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Energy trading and risk management	(12)	38	267	(55)

Investment and interest income(1)	9	31	68	113

Other(1)(2)	—	—	4	25
	(3)	69	339	83

(1)
Prior period amounts have been reclassified to align with current period presentation of investment and interest income. For the six months ended June 30, 2022, $49 million was reclassified from other to investment and interest income. This reclassification had no effect on net earnings and was within the Corporate segment.

(2)
The six months ended June 30, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Equity-settled plans	4	3	9	11

Cash-settled plans	18	137	114	335
	22	140	123	346
6. Financing Expenses
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Interest on debt	191	221	388	416

Interest on lease liabilities	50	45	96	84

Capitalized interest	(62)	(44)	(120)	(81)
Interest expense	179	222	364	419

Interest on partnership liability	13	13	25	26

Interest on pension and other post-retirement benefits	(3)	10	3	20

Accretion	134	76	267	154

Foreign exchange (gain) loss on U.S. dollar denominated debt	(244)	352	(241)	206

Operational foreign exchange and other	76	(35)	151	(2)
	155	638	569	823
In the second quarter of 2023, the company extended the maturity of its syndicated credit facilities from June 2024 and June 2025 to June 2026, and reduced the size of its $3.0 billion tranche by $200 million, to $2.8 billion.
In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US $550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.
In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
52   2023 Second Quarter   Suncor Energy Inc.

7. EARNINGS PER COMMON SHARE
	Three months ended June 30		Six months ended June 30
($ millions)	2023	2022	2023	2022
Net earnings	1 879	3 996	3 931	6 945
(millions of common shares)
Weighted average number of common shares	1 309	1 406	1 319	1 420

Dilutive securities:

Effect of share options	1	4	2	3
Weighted average number of diluted common shares	1 310	1 410	1 321	1 423
(dollars per common share)
Basic earnings per share	1.44	2.84	2.98	4.89
Diluted earnings per share	1.43	2.83	2.98	4.88
8. NORMAL COURSE ISSUER BID
During the first quarter of 2023, the TSX accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provides that, beginning February 17, 2023, and ending February 16, 2024, Suncor may purchase for cancellation up to 132,900,000 common shares, which is equal to approximately 10% of Suncor’s public float (as defined in the TSX Company Manual) as at February 3, 2023. As at February 3, 2023, Suncor had 1,330,006,760 common shares issued and outstanding.
For the three months ended June 30, 2023, the company repurchased 16.8 million common shares under the 2023 renewed NCIB at an average price of $40.71 per share, for a total repurchase cost of $0.7 billion. For the six months ended June 30, 2023, the company repurchased 8.3 million common shares under the previous 2022 NCIB and 28.4 million under the 2023 renewed NCIB at an average price of $42.41 per share, for a total repurchase cost of $1.6 billion.
For the three months ended June 30, 2022, the company repurchased 53.5 million common shares under the previous 2022 NCIB at an average price of $47.70 per share, for total repurchase cost of $2.6 billion. For the six months ended June 30, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 68.1 million under the previous 2022 NCIB at an average price of $44.94 per share, for a total repurchase cost of $3.4 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2023	2022	2023	2022
Share repurchase activities (thousands of common shares)

Shares repurchased	16 804	53 513	36 740	75 212
Amounts charged to:

Share capital	281	892	615	1 249

Retained earnings	403	1 661	943	2 131
Share repurchase cost	684	2 553	1 558	3 380
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	June 30 2023	December 31 2022
Amounts charged to:

Share capital	32	136

Retained earnings	42	214
Liability for share purchase commitment	74	350
2023 Second Quarter   Suncor Energy Inc.   53

Notes to the Consolidated Financial Statements
9. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2022	(65)

Changes in fair value recognized in earnings during the year	73

Cash settlements – paid (received) during the year	(74)
Fair value outstanding at June 30, 2023	(66)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2023, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2023:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	28	15	—	43

Accounts payable	(95)	(14)	—	(109)
	(67)	1	—	(66)
During the second quarter of 2023, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At June 30, 2023, the carrying value of fixed-term debt accounted for under amortized cost was $9.6 billion (December 31, 2022 – $9.8 billion) and the fair value was $9.3 billion (December 31, 2022 – $9.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
54   2023 Second Quarter   Suncor Energy Inc.

10. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Acquisition of Additional Ownership Interest in Fort Hills:
On February 2, 2023, Suncor completed the acquisition of an additional 14.65% working interest in Fort Hills from Teck Resources Limited (Teck) for $712 million, bringing the company’s and its affiliate’s total aggregate working interest in Fort Hills to 68.76%. Under the governing agreements, Fort Hills remains under joint control between Suncor and TotalEnergies EP Canada Ltd. (TotalEnergies Canada). Suncor maintains its proportionate share of Fort Hills in the consolidated financial statements.
The acquisition has been accounted for as a business combination using the acquisition method. The fair values of accounts receivables and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment and the decommissioning provision were determined using an expected future cash flow approach (Level 3 fair value inputs – note 9). Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.
($ millions)
Accounts receivable	35

Inventory	37

Property, plant and equipment	1 149

Other assets(1)	6
Total assets acquired	1 227
Accounts payable and accrued liabilities	(102)

Lease liabilities	(284)

Decommissioning provision	(83)

Deferred income taxes	(46)
Total liabilities assumed	(515)
Net assets acquired	712

(1)
Other assets include $3 million of cash and cash equivalents.

The additional working interest in Fort Hills contributed $186 million to gross revenues and a $29 million net loss to consolidated net earnings from the acquisition date to June 30, 2023.
Had the acquisition occurred on January 1, 2023, the additional working interest would have contributed an additional $20 million to gross revenues and a $21 million net loss to consolidated net earnings, which would have resulted in gross revenues of $24.7 billion and consolidated net earnings of $3.9 billion for the six months ended June 30, 2023.
In the second quarter of 2023, Suncor entered into an agreement to purchase TotalEnergies’ Canadian operations through the acquisition of TotalEnergies Canada, which held a 31.23% working interest in Fort Hills, a 50% working interest in the Surmont in situ asset (Surmont), as well as certain other associated assets. The agreement was conditional upon ConocoPhillips Canada waiving its right of first refusal in respect of the Surmont working interest, which ConocoPhillips Canada elected to exercise in the second quarter.
2023 Second Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
Exploration and Production
Sale of United Kingdom Operations:
During the second quarter of 2023, the company completed the sale of its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea, for gross proceeds of $1.1 billion, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of $607 million ($607 million before-tax) including $25 million in foreign exchange gains recognized as a result of the disposal of foreign operations. The U.K. operations are reported within the Exploration and Production segment.
White Rose assets:
During the second quarter of 2022, the company recorded an impairment reversal of $542 million (net of taxes of $173 million) on its previous share of the White Rose assets in the Exploration and production segment.
No other indicators of impairment or reversals of impairment were identified at June 30, 2023.
Norway assets:
During the second quarter of 2022, due to the company’s sale of its Norway assets, the company recorded impairment of $47 million (net of a $23 million deferred tax adjustment) on its Norway assets in the Exploration and Production segment.
Corporate
Sale of Wind and Solar Assets:
During the first quarter of 2023, the company completed the sale of its wind and solar assets for gross proceeds of $730 million, before closing adjustments and other closing costs, resulting in an after-tax gain on sale of approximately $260 million ($302 million before-tax).
56   2023 Second Quarter   Suncor Energy Inc.